The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (2[redacted]

January 27, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Financial Information of 3rd Quarter of Fiscal Year 2003</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 1/30

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By /s/ Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

Company Information

04 JAN 29 AM 7:21

The Sumitomo Trust and Banking Co., Ltd.

4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO, 100-8233 Japan

January 27, 2004

Financial Information of 3rd Quarter of Fiscal Year 2003

The Sumitomo Trust and Banking Company, Limited (hereinafter, "the Bank") announces its financial information of 3rd quarter of fiscal year 2003 ended December 31, 2003. The information below is voluntarily disclosed, based on "Front-Loaded Reform Program" announced by Government Committee and "The Project for Structural Reform of the Securities Market" announced by FSA.

Note: The financial information below is unaudited.

1. Assets Classified under Financial Reconstruction Law (Non-consolidated)

Banking Account

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Loans in Bankruptcy and Practical Bankruptcy	20.4	19.8	21.4
Doubtful Loans	112.9	117.9	156.8
Substandard Loans	148.1	178.9	154.0
Total	281.4	316.5	332.1

Trust Account (Principal Guaranteed)

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Loans in Bankruptcy and Practical Bankruptcy	5.5	6.0	6.6
Doubtful Loans	15.8	15.7	14.6
Substandard Loans	33.0	34.3	38.3
Total	54.3	56.1	59.5

Banking and Trust Account (Principal Guaranteed) combined

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Loans in Bankruptcy and Practical Bankruptcy	25.9	25.7	28.0
Doubtful Loans	128.8	133.6	171.3
Substandard Loans	181.1	213.2	192.2
Total	335.8	372.6	391.6

Note:

1. Loans in Bankruptcy and Practical Bankruptcy and Doubtful Loans
   (a) As for the categories as of June 2003 and December 2003, the Bank reclassified the debtors who exhibited significant financial deterioration or improvement during 1st or 3rd quarter.
   Example of significant financial deterioration and improvement;
   - Deterioration: Failed repayment, negative networth or a significant sales decline, in addition to bankruptcy and bills dishonored, etc.
   - Improvement: Substantial increase of revenue or profit, etc.

(b) The figures as of June 2003 and December 2003 are before write-off and cash reserve, and do not reflect the changes in the liquidation estimate of collateral. However, the amount of collection and sales to third parties during the quarter is taken into account.

2. Substandard Loans

(a) As for this category as of June 2003 and December 2003, the Bank revised the figures by identifying debtors who had been classified either in "Special Mention" or "Ordinary" category at the end of March 2003 and September 2003 respectively, but thereafter became 3-month overdue or given mitigation to terms and conditions of loans during 1st or 3rd quarter.

*Classification under Financial Reconstruction Law / Debtor-classification under Self-Assessment Compared

Financial Reconstruction Law	Self-Assessment
Loans in Bankruptcy and Practical Bankruptcy	Legally Bankrupt ("*Hatan*") and Virtually Bankrupt ("*Jissitsu-Hatan*")
Doubtful Loans	Potentially Bankrupt ("*Hatan-Kenen*")
Substandard Loans	Principal or interest 3-month overdue, or terms conditions mitigated among Special Mention ("*Yo-Chui*")

2. Loans to Debtors in "Special Mention" and "Ordinary" Category (Non-consolidated)

(Debtor Classification under Self-Assessment)

Banking and Trust Account (Principal Guaranteed) combined

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Substandard	201.2	227.9	202.8
Special Mention excluding Substandard	572.1	587.8	661.7
Ordinary	9,210.6	9,830.5	9,543.2

3. BIS Capital Adequacy Ratio Forecast (Consolidated)

	Mar. 2004	Sep. 2003 (Actual)
Capital Adequacy Ratio	Mid 11%	12.10%
Tier I Ratio	6.5 - 7.0%	6.66%

Note: 1. Forecast is subject to change.

2. Forecast is based on the value of stocks calculated by using the average market price during the last one month of the 3rd quarter.

3. The decline of ratios as of March 2004 compared with as of September 2003 is mainly due to the repayment of public fund (100 billion yen of termed subordinated bond).

4. Securities Market Value Information (Non-consolidated)

(Excluding securities whose market values are not available)

Banking Account

	Billions of Yen											
	Dec. 2003				Sep. 2003				Jun. 2003			
	Market Value	Unrealized Gain			Market Value	Unrealized Gain			Market Value	Unrealized Gain		
		Net	Gains	Losse		Net	Gains	Losses		Net	Gains	Losses
Stocks	560.6	83.9	119.7	35.8	557.5	70.5	108.6	38.1	546.2	-12.6	62.2	74.9
Japanese Bonds	1,010.9	-8.5	1.7	10.3	1,190.7	-12.9	4.8	17.8	1,419.8	-1.9	7.2	9.1
Foreign Securities and Others	1,609.0	-0.1	16.9	17.1	1,806.2	15.9	30.7	14.7	1,873.9	33.3	47.2	13.9
Total	3,180.5	75.1	138.5	63.3	3,554.5	73.5	144.2	70.7	3,840.0	18.7	116.7	97.9

Note:

1. Values are calculated by using the average market prices during the last one month of the 3rd quarter as for "Stocks," and by using the market prices at the end of 3rd quarter as for "Japanese bonds" and "Foreign Securities and Others."
2. There are no investments in subsidiaries and affiliates with market price.
3. "Foreign Securities and Others" represents mainly US Treasury Bonds/Notes and German Bunds.
4. Figures for June 2003 and December 2003 are before amortization/accumulation and devaluation. Devaluation for September 2003 was 0.7 billion yen.

	Billions of Yen											
	Dec. 2003				Sep. 2003				Jun. 2003			
	Market Value	Unrealized Gain			Market Value	Unrealized Gain			Market Value	Unrealized Gain		
		Net	Gains	Losses		Net	Gains	Losses		Net	Gains	Losses
Subsidiaries and Affiliates Stocks	1.0	0.8	0.8	-	-	-	-	-	-	-	-	-

5. Unrealized Gains/Losses on Financial Derivatives to be reflected upon the Statement of Income (Non-consolidated)

(Including derivatives on Trading Account)

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Interest Rate Related Transactions	18.3	36.3	11.0
Bond Related Transactions	-4.6	-4.9	3.3
Currency Related Transactions	8.2	7.9	8.5
Stock Related Transactions	-0.6	0.4	-0.4
Credit Derivative Transactions	-0.0	-0.0	-0.2
Total	21.2	39.6	22.2

6. Unrealized Gains/Losses on Financial Derivatives to which Hedge Accounting is applicable (Non-consolidated)

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Interest Rate Related Transactions	-6.9	-16.6	-20.2
Bond Related Transactions	-	-	-
Currency Related Transactions	-0.2	0.0	0.7
Total	-7.2	-16.6	-19.4

7. Unwinding of Cross-Shareholding (Non-consolidated, Cost basis)

Billions of Yen	
Projection for FY2003	As of Dec. 2003
150.0	114.7

8. Ending Balance of Domestic Loans (Non-consolidated)

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Trust Account (Principal Guaranteed)	1,242.6	1,310.9	1,444.5
Banking Account	8,051.9	8,653.3	8,306.3
Total	9,294.6	9,964.3	9,750.8

9. Ending Balance of Principal of Trust (Principal Guaranteed) and Domestic Banking Deposits (Non-consolidated)

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Trust A/C (Principal Guaranteed)	2,512.9	2,688.9	2,831.7
Individuals	2,001.4	2,116.7	2,278.6
Corporations and other organizations	511.4	572.2	553.1
Banking A/C	8,141.6	8,011.8	8,029.1
Individuals	5,739.4	5,683.4	5,574.9
Corporations and other organizations	2,402.2	2,328.3	2,454.1
Total	10,654.5	10,700.7	10,860.8

10. Volume of Entrusted Assets (Non-consolidated)

	Billions of Yen		
	Dec. 2003	Sep. 2003	Jun. 2003
Money Trust	18,832.1	18,943.9	18,159.5
Pension Trust	5,658.5	5,187.7	4,918.5
Mutual Fund	6,759.4	6,784.0	6,559.2
Securities Trust	8,897.1	9,107.7	8,866.9

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654